2002 Value Fund answers to N-SAR Item 77Q3:

a) (i) The registrant's principal executive officer and principal financial officer have concluded, that the registrant's disclosure controls and procedures (as defined in rule 30a-2(c) under the Act (17 CFR 270.30a-2(c)), based on their evaluation of these controls and procedures as of a date within 90 days of the filing date of this report, are appropriately designed to ensure that material information relating to the registrant is made known to such officers and are operating effectively except as described in
(ii) below.


(ii) Although not drawing into question the effectiveness of the overall controls and procedures or constituting a material weakness in the registrant's internal accounting controls, the registrant notes that there was one isolated instance of a failure of a sub-transfer agent to timely operate a control procedure. This failure resulted in the undetected improper recording of a receivable, not by this registrant, but by another registrant in the Funds Complex, that uses the same sub-transfer agent and is subject to the same control procedures as this registrant. That error is not considered to be material in amount to the other registrant's financial condition. The incorrect entry was outstanding prior to the end of the reporting period and was not corrected until after the period end. This registrant's officers have taken actions designed to ensure that the control procedures are applied on a timely basis in the future.